EXHIBIT 99.1

Standard Lithium to Attend Upcoming Industry Conferences

VANCOUVER, British Columbia, May 29, 2024 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI) (FRA:S5L), a leading near-commercial lithium development company, today announced participation in the following upcoming industry conferences:

Event	Benchmark Giga USA 2024, Washington DC
Date	June 11 – 13, 2024
Presentation	“Building the Future US Supply Chain” featuring Robert Mintak, CEO and Director, June 12 – 12:10 to 1:00pm ET
Additionally, a delegation from Standard Lithium and it’s strategic partners will meet with federal agencies and members of Congress during Benchmark Giga USA week.

Event	JP Morgan 2024 Energy, Power and Renewables Conference, New York City, New York
Date	June 17 – 18, 2024
Fireside Chat	Robert Mintak, CEO and Director, June 18 – 11:30 to 12:10pm ET
Investor Meetings	For more information or to schedule a one-on-one meeting, contact your JP Morgan representative.

Event	Fastmarkets 16th Lithium Supply and Battery Raw Materials Conference, Las Vegas, Nevada
Date	June 24 – 27, 2024
Presentation	“Arkansas Lithium – behind the scenes the Smackover opportunity”, featuring Robert Mintak, CEO, June 25 – 11:50 to 12:30pm PT
Mr. Mintak will be joined on his panel by representatives from Standard Lithium’s strategic partners, Koch Engineered Solutions and Equinor.
Senior management will also host meetings during the conference with parties interested in off-take agreements.

About Standard Lithium

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by the highest quality resources, robust infrastructure, skilled labor, and streamlined permitting.

Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focussed in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the South West Arkansas Project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas. Additionally, the Company is advancing the Phase 1A Project in partnership with LANXESS, a brownfield development project located in southern Arkansas. Standard Lithium operates the only commercial-scale, continuously operating DLE Demonstration facility in North America. Standard Lithium also holds an interest in certain mineral leases in the Mojave Desert in San Bernardino County, California.

Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

Investor and Media Inquiries

Allysa Howell
Vice President, Corporate Communications
+1 720 484 1147
a.howell@standardlithium.com